U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                      Registration Statement on Form 10-SB

         GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                    ISSUERS

                             PIEZO INSTRUMENTS, INC.
                            ------------------------
           (Name of Small Business Issuer as specified in its charter)

                                      N/A
                                    -------
                                  SEC FILE No.

                       UTAH                                     87-0425275
           -------------------------------              ------------------------
           (State or other jurisdiction of              (I.R.S. incorporation or
                    organization)                           Employer I.D. No.)

                                  5141 South Moormont Drive
                                  Salt Lake City, Utah 84117
                           ---------------------------------------
                           (Address of Principal Executive Office)

Issuer's Telephone Number, including Area Code:  (801) 277-0301
Securities registered pursuant to Section 12(b) of the Exchange  Act:   None
Securities registered pursuant to Section 12(g) of the Exchange Act:
$0.001 Par Value Common Voting Stock
------------------------------------
Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                     PART I


Item 1.  Description of Business.
--------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

     Piezo Instruments, Inc. (the "Company") was organized under the laws of the State of Utah on April 10, 1984 under the name "Core-Tech, Inc.", to engage in any lawful purpose.

     The Company's initial authorized capital was $50,000.00 consisting of 50,000,000 shares of one mill ($0.001) par value common voting stock. A copy of the Company's initial Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

     On November 12, 1985, the Company's Articles of Incorporation were amended to reflect a name change from "Core-Tech, Inc." to "Piezo Instruments, Inc." A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

     On August 17, 1990 the Company was reinstated with the State of Utah after being suspended on June 12, 1990, for failure to file an annual report.

     Material Changes of Control Since Inception and Related Business History
     ------------------------------------------------------------------------

     On August 31, 1985, the Company acquired 100% of the issued and outstanding shares or subscriptions to purchase shares of common voting stock of Piezo
Instruments, Inc., a Utah Corporation, in exchange for the issuance of 14,800,000 shares of the Company's "unregistered" and "restricted" common voting stock.

     On June 14, 1984, pursuant to rule 504 of Regulation D of the Securities and Exchange Commission, the Company commenced the offer and sale to the public of 2,500,000 shares of its common voting stock at a price of $0.01 per share, for the total sum of $25,000. The offering was completed on October 5, 1984.

     Until 1987, the Company engaged in engineering, research, development, and merchandising of electronic and electromechanical devices, equipment, and accessories. The Company's activities were unsuccessful and it ceased active operations in 1987.

     The Company currently has three beneficial holders, who collectively own 87% of its outstanding common stock; Yujiro Yamamoto, Ralph M. Wilkerson and Charles Taggart. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

Sales of "Unregistered" and "Restricted" Securities Over the Past Three
Years
-----

     There have been no sales of any securities of the Company during the past three years. See Part II, Item 4.

Business.
---------

     Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over five years. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has limited assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration to acquire the venture. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company makes no assurance that any future enterprise will be profitable or successful.

     The auditor's discussion on the Company's liquidity, Note D of the audited financial statements herein, is as follows: "The Company has accumulated losses since reinstatement totaling $990, no assets and no operations at December 31, 1998. Financing for the Company's limited activities to date has been primarily provided by borrowing from a stockholder. The Company's ability to achieve a level of profitable operations and/or additional financing impacts the Company's ability to continue as it is presently organized. Management is currently seeking a well-capitalized merger candidate in order to commence its operations. Should management be unsuccessful in its merger activities, it will have a material adverse effect on the Company."

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to maintain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, in January 1999, the Securities and Exchange Commission began requiring that all companies for which stock quotations are maintained on the OTC Bulletin Board of the National Assocation of Securities Dealers, Inc. ("NASD"), must be subject to and in compliance with the reporting requirements on the 1934 Act. See the heading "Risk Factors," specifically "No Market for Common Stock, No Market for Shares," herein.

     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest; a transaction of this type would create a conflict of interest for such a person. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Any finder's fee would be negotiated once a prospective merger candidate has been identified. Typically, a finder's fee is based upon a percentage, ranging from 5% to 15% of the fees discribed above.

     None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Risk Factors.
-------------

     In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     Auditor's Going Concern Opinion
     -------------------------------

     The auditors discussion on the Company's liquidity, Note D of the audited financial statements herein, is as follows: "The Company has accumulated losses since reinstatement totaling $990, no assets and no operations at December 31, 1998. Financing for the Company's limited activities to date has been primarily provided by borrowing from a stockholder. The Company's ability to achieve a level of profitable operations and/or additional financing impacts the Company's ability to continue as it is presently organized. Management is currently seeking a well-capitalized merger candidate in order to commence its operations. Should management be unsuccessful in its merger activities, it will have a material adverse effect on the Company."

      Extremely Limited Assets; No Source of Revenue
      ----------------------------------------------

     The Company has no assets and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

      Discretionary Use of Proceeds; "Blank Check" Company.
      -----------------------------------------------------

     Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

      Absence of Substantive Disclosure Relating to Prospective Acquisitions.
      ----------------------------------------------------------------------

     Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks.
     ------------------------------------------------------------------

     To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

      Uncertain Structure of Acquisition
      ----------------------------------

     Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I,
Item 2.

     Potential Dilution
     ------------------

     The Company is authorized to issued 50,000,000 shares of common stock. As of May 5, 1999, only 17,500,000 shares were issued and outstanding. The issuance of additional shares in connection with any reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders.

      Limited Funds Available for Operating Expenses
      ----------------------------------------------

     The Company currently has no assets. As a result, all funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

      Lack of Public Information Regarding Acquisition
      ------------------------------------------------

     As of the date of this Registration Statement, the Company has not identified any potential merger or acquisition candidate. The Company does not intend to limit its search to any particular business or industry. Stockholders will not have access to any information about any such candidate until such time as a transaction is completed and the Company files a Current Report on Form 8-K disclosing the nature of such transaction.

     State Restrictions on "Blank  Check" Companies
     ----------------------------------------------

     A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

      Management to Devote Insignificant Time to Activities of the Company.
      ---------------------------------------------------------------------

     Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

      Conflicts of Interest; Related Party Transactions.
      --------------------------------------------------

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

      Voting Control Held by One Person
      ---------------------------------

     Due to Mr. Yamamoto's ownership of a majority of the shares of the Company's outstanding common stock (approximately 58% of the outstanding voting securities of the Company are owned by Mr. Yamamoto), this stockholder has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

     No Market for Common Stock; No Market for Shares.
     -------------------------------------------------

     Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

        In addition to the foregoing, in order to obtain a listing for its securities on the OTC Bulletin Board, the Company will need to retain a broker-dealer that is willing to act as a "market maker."

     Only companies that report their current financial information to the Securities and Exchange Commission may have their securities quoted on the OTC Bulletin Board. Therefore, upon the effective date of this Registration Statement, the Company may apply to have their securities quoted on the OTC Bulletin Board. However, in the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

     Risks of "Penny Stock."
     ----------------------

        The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

        There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

        Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

        Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Year 2000.
----------

        Because the Company is not presently engaged in any substantial business operations, management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. However, the possibility exists that the Company may merge with or acquire a business that will be negatively affected by the "year 2000" problem. The effect of such problem or the Company in the future can not be predicted with any accuracy until such time as the Company identifies a merger or acquisition target.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company are to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

        Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

        None; not applicable.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

        None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

        None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

        None; not applicable.

Research and Development.
-------------------------

        None; not applicable.

Number of Employees.
--------------------

        None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last two fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

        During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
----------------------

     The Company has had no material operations for over five years. It has incurred losses of ($110) and ($110), for the years ended December 31, 1998 and 1997, respectively. The Company incurred losses of ($17,928) and ($110), for the three month period ended March 31, 1999 and 1998, respectively.

Liquidity.
----------

     The Company had no assets during the years ended December 31, 1998 and 1997. No contributions were made during the four month period ended April 30, 1999.

Item 3.  Description of Property.
---------------------------------

        The Company has no assets, property or business; its principal executive office address and telephone number are the home address and telephone number of Valerie Keating, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Utah, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mrs. Keating of providing the use of her office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

        The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:

                             Number of Shares           Percentage
Name and Address             Beneficially Owned           of Class
----------------             ------------------          --------

Yujiro Yamamoto              10,155,500                58%
1201 Via La Jolla
San Clements, CA 92672






Ralph M. Wilkerson*           3,871,000                22%
45 Dale Drive
Cody, WY 82414

Charles Taggart**             1,349,800                7.7%
P.O. Drawer 777
Salt Lake City, UT 84110


* Includes shares beneficially held by Mr. Wilkerson in the name of "W-Group" a corporation in which Mr. Wilkerson is the majority shareholder, and Shirley
Wilkinson, his wife.

* Includes  shares  beneficially  held by Mr. Taggart in the name of "Wind River
Trust".


 Security Ownership of Management.
----------------------------------

        The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                             Number of Shares
                             Beneficially Owned     Percentage of
Name and Address             as of 4/30/99          of Class
----------------             ------------------    -------------
Yujiro Yamamoto              10,155,500                   58%
1201 Via La Jolla
San Clements, CA 92672

Ralph M. Wilkerson            3,871,000                   22%
45 Dale Drive
Cody, WY 82414

Valerie S. Keating                  0                     0
5141 S. Moormont Dr.
Salt Lake City, UT 84117


Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

        The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in June of each year) or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                    Date of         Date of
                      Positions     Election or    Termination
Name                  Held          Designation     or Resignation
----                  ----          -----------    --------------
Yujiro Yamamoto       Director and       1984                *
                      President

Ralph M. Wilkerson    Director and       1994                *
"Buck"                Secretary/
                      Treasurer

Valerie S. Keating    Director           1996                *


      * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     Yujiro Yamamoto, President and a director is 70 years of age. Mr. Yamamoto received his Ph.D. and M.Sc. Degrees from UCLA, and his B.E.E. from Waseda University in Japan. Mr. Yamamoto has been working with Y2 Ultra-Filter, Inc., a Wyoming corporation since 1993.

     Ralph M. Wilkerson, Secretary/Treasurer and a director is 67 years of age. Mr. Wilkerson is a retired U.S. Army Lt. Colonel. Since retirement, Mr. Wilkerson has engaged in investment banking and real-estate in Cody Wyoming. Mr. Wilkerson has studied at the University of Maryland, Georgetown University, University of North Carolina, and the Foreign Service Institute of the U.S. State Department.

     Valerie Keating, a director is 35 years of age. Mrs. Keating has been employed by Alliant Techsystems, an aerospace company in Utah for the past fourteen years. She has held various positions at Alliant Techsystems, including Manufacturing/Process Engineer, Hazards Analyst, Science and Technology Engineer, and Project Engineer. She has a Bachelor of Science degree in Chemical Engineering from Montana State University.

Other "Public Shell" Activities.
--------------------------------

     None of the directors and executive officers are or have ever been involved in any blank check public offerings and have no plans to engage in such an offering. Furthermore, none of the current directors or executive officers were involved when the Company had operations.

        None of the Company's officers are currently involved in any other company that could be deemed to be a "blank check" company.

Significant Employees.
----------------------

      The Company has no employees who are not executive officers.

Family Relationships.
---------------------

     Valerie Keating who is Mr. Wilkerson's daughter. There are no other family relationships between any director or executive officer, whether by blood or marriage.

Involvement in Certain Legal Proceedings.
-----------------------------------------

        During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

        (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

        (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

        (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

        There has been no executive compensation paid by the Company for services rendered in the last three years.

         No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1998 or 1997, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

     There are no conditions relating to payment of compensation to officers and directors that a target company must comply with and loans made by shareholders to the Company will most likely be forgiven with no recourse upon closing of a transaction. No loans have been made or are anticipated to be made to officers, directors, affiliates, or lending institutions.

Compensation of Directors.
--------------------------

        There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

        There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

        There   have  been  no   material   transactions,   series  of   similar
transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships.
-------------------------------

        There   have  been  no   material   transactions,   series  of   similar
transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
---------------------------

        There   have  been  no   material   transactions,   series  of   similar
transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

        The Company has no parents, except to the extent that Mr. Yamamoto may be deemed to be a parent by virtue of his stock holdings. See the caption "Security Ownership of Certain Beneficial Owners and Management" Part I, Item 4.

Transactions with Promoters.
----------------------------

        There   have  been  no   material   transactions,   series  of   similar
transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities.
-----------------------------------

        The Company has one class of securities authorized, consisting of 50,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

        There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, that would delay, defer, or prevent a change in control of the Company.

                                           PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

        There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by members of management may have a substantial adverse impact on any such public market, and all of the current and former members of management have already satisfied the "holding period" requirement of Rule 144. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 205.

Dividends.
----------

        The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

        There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement. The current accountant for the Company audited its last financial statements for the year ended December 31, 1998.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     There have been no sales of unregistered securities of the Company in the past five years.

Item 5.  Indemnification of Directors and Officers.
------------------------------------------------------------

          Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

          Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

          Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

          Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16-10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

          Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.



                                           PART F/S

                                Index to Financial Statements
                            Report of Certified Public Accountants

Financial Statements
--------------------

     Audited Financial Statements for the year
     December 31, 1998
     ---------------------------------------

     Independent Auditors' Report

     Balance Sheet for the year ending December 31, 1998

     Statements of Operations for the years ending December 31, 1998 and 1997, and since reinstatement [August 17, 1990] to December 31, 1998.

     Statements of Stockholders' Equity for the years ending December 31, 1998 and 1997, and since reinstatement [August 17, 1990] to December 31, 1998.

     Statements of Cash Flows for the years ending December 31, 1998 and 1997, and since reinstatement [August 17, 1990] to December 31, 1998.

     Notes to the Financial Statements

     Unaudited Financial Statements for the period
     April 30, 1999
     ------------------

     Balance Sheet

     Statement of Operations

     Statements of Cash Flows

                                           PART III

Item 1.  Index to Exhibits.
---------------------------

          The  following  exhibits  are  filed  as a part of  this  Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation

3.2       By-laws

3.3 Certificate of Amendment to Articles of Incorporation dated November 17, 1995 regarding name change to Piezo from Core-Tech

27        Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                                          SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    PIEZO INSTRUMENTS, INC.

Date:  5-20-99                     By/S/Yujiro Yamamoto
                                    -----------------------------
                                    Yujiro Yamamoto, Director and President


Date:  5-20-99                     By/S/Ralph Wilkerson
                                    -----------------------------
                                    Ralph Wilkerson, Director and Vice President

                             PIEZO INSTRUMENTS, INC.
                          [A Development Stage Company]

                              FINANCIAL STATEMENTS

                                December 31, 1998

                       [WITH INDEPENDENT AUDITORS REPORT]





                                              PIEZO INSTRUMENTS, INC.
                                           [A Development Stage Company]

                                                 Table of Contents

                                                                                                          Page

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1


Balance Sheet - December 31, 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2


Statements of Stockholders' Equity/(Deficit) for the Period from
 Reinstatement [August 17, 1990] through December 31, 1998 . . . . . . . . . . . . . . . . . . . .          3

Statements of Operations  for the Years Ended December 31, 1998 and December 31,
 1997, and for the Period from Reinstatement [August 17, 1990]
 through December 31, 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . 4

Statements of Cash Flows for the Years Ended  December 31, 1998 and December 31,
 1997, and for the Period from Reinstatement [August 17, 1990]
 through December 31, 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . 5


Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6 - 7


Board of Directors and Stockholders
PIEZO INSTRUMENTS, INC.
Salt Lake City, Utah

We have audited the accompanying balance sheets of Piezo Instruments, Inc. [a development stage company] as of December 31, 1998, and the related statements of stockholders' equity/(deficit), operations, and cash flows for the years ended December 31, 1998 and 1997, and for the period from reinstatement [August 17, 1990] through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Piezo Instruments, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, and for the period from reinstatement [August 17, 1990] through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Piezo Instruments, Inc. will continue as a going concern. As discussed in Note D to the financial statements, the Company has accumulated losses from reinstatement and presently has no prospects for commencing operations or generating revenue. These issues raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note D. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

                                        ---------------------------------------
                                        Mantyla McReynolds
January 29, 1999
Salt Lake City, Utah




                             PIEZO INSTRUMENTS, INC.
                          [A Development Stage Company]
                                  Balance Sheet
                                December 31, 1998

                                                                                    1998
ASSETS

         Current Assets
                  Cash - Note B ....................................          $    -0-
                                                                                   ---
         Total Current Assets ......................................               -0-
                                                                                   ---
         TOTAL ASSETS ..............................................          $    -0-
                                                                                   ===

LIABILITIES AND STOCKHOLDERS' DEFICIT

LIABILITIES

         Current Liabilities
                  Accounts payable .................................          $    -0-
                  Stockholder loan - Note E ........................               890
                  Income taxes payable - Notes A & C ...............               100
                                                                                   ---
         Total Current Liabilities .................................               990

TOTAL LIABILITIES ..................................................               990

STOCKHOLDERS' DEFICIT

         Capital stock - 50,000,000 shares authorized at $0.001 par;
            18,500,000 shares issued and outstanding ...............            18,500
         Additional paid-in capital ................................           108,200
         Deficit accumulated during development stage ..............          (127,690)
                                                                                   ---

TOTAL STOCKHOLDERS' DEFICIT ........................................              (990)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT ........................          $    -0-



                                  See accompanying notes to financial statements




                             PIEZO INSTRUMENTS, INC.
                          [A Development Stage Company]
                  Statements of Stockholders' Equity/(Deficit)
  For the Period from Reinstatement [August 17, 1990] through December 31, 1998

                                                                                                     Deficit
                                                                                                   Accumulated
                                                                               Additional            During              Total
                                          Number of           Common             Paid-in           Development       Stockholders'
                                           Shares              Stock             Capital              Stage         Equity/(Deficit)
                                     ------------------ ------------------ ------------------ -------------------- -----------------
Balance, August 17, 1990                     18,500,000             18,500            108,200            (126,700)  $       -0-
Net loss for the year ended
December 31, 1990                                                                                            (110)         (110)
                                     ------------------ ------------------ ------------------ -------------------- -----------------
Balance, December 31, 1990                   18,500,000             18,500            108,200            (126,810)         (110)
Net loss for the year ended
December 31, 1991                                                                                            (110)         (110)
                                     ------------------ ------------------ ------------------ -------------------- -----------------
Balance, December 31, 1991                   18,500,000             18,500            108,200            (126,920)         (220)
Net loss for the year ended
December 31, 1992                                                                                            (110)         (110)
                                     ------------------ ------------------ ------------------ -------------------- -----------------
Balance, December 31, 1992                   18,500,000             18,500            108,200            (127,030)         (330)
Net loss for the year ended
December 31, 1993                                                                                            (110)         (110)
                                     ------------------ ------------------ ------------------ -------------------- -----------------
Balance, December 31, 1993                   18,500,000             18,500            108,200            (127,140)         (440)
Net loss for the year ended
December 31, 1994                                                                                            (110)         (110)
                                     ------------------ ------------------ ------------------ -------------------- -----------------
Balance, December 31, 1994                   18,500,000             18,500            108,200            (127,250)         (550)
Net loss for the year ended
December 31, 1995                                                                                            (110)         (110)
                                     ------------------ ------------------ ------------------ -------------------- -----------------
Balance, December 31, 1995                   18,500,000             18,500            108,200            (127,360)         (660)
Net loss for the year ended
December 31, 1996                                                                                            (110)         (110)
                                     ------------------ ------------------ ------------------ -------------------- -----------------
Balance, December 31, 1996                   18,500,000             18,500            108,200            (127,470)         (770)
Net loss for the year ended
December 31, 1997                                                                                            (110)         (110)
                                     ------------------ ------------------ ------------------ -------------------- -----------------
Balance, December 31, 1997                   18,500,000             18,500            108,200            (127,580)         (880)
Net loss for the year ended
December 31, 1998                                                                                            (110)         (110)
                                     ------------------ ------------------ ------------------ -------------------- -----------------
Balance, December 31, 1998                   18,500,000   $         18,500    $       108,200  $         (127,690)   $     (990)
                                     ================== ================== ================== ==================== =================


                 See accompanying notes to financial statements




                             PIEZO INSTRUMENTS, INC.
                          [A Development Stage Company]
                            Statements of Operations
                    For the Years Ended December 31, 1998 and
             1997, and for the Period from Reinstatement [August 17,
                         1990] through December 31, 1998


                                                                                         For the Period
                                     For the Year Ended       For the Year Ended        from Reinstatement to
                                     December 31, 1998        December 31, 1997         December 31, 1998

Revenues                            $                 -0-     $           -0-           $           -0-


Expenses                                               10                  10                         90
                                    ----------------------    -----------------         -----------------


Loss Before Income Tax                                (10)                (10)                       (90)


Income taxes- Notes A & C                             100                  100                        900
                                    ---------------------      ----------------         -----------------


Net Loss                            $               (110)      $         (110)           $          (900)
                                     ===================       ==============            ===============


Net Loss Per Share                  $               (.01)     $         (.01)           $           (.01)
                                     ====================      ==============            ================

Weighted Average
  Shares Outstanding                          18,500,000           18,500,000                  18,500,000
                                      ===================      ==============            ================



                 See accompanying notes to financial statements





                             PIEZO INSTRUMENTS, INC.
                          [A Development Stage Company]
                            Statements of Cash Flows
                    For the Years Ended December 31, 1998 and
             1997, and for the Period from Reinstatement [August 17,
                         1990] through December 31, 1998

                                                                                                    For the Period from
                                                  For the Year Ended      For the Year Ended       Reinstatement to
                                                  December 31, 1998       December 31, 1997    December 31, 1998
                                                  -----------------       -----------------    -----------------

Cash Flows From Operating Activities

Net Loss ........................................   $      (110)           $   (110)             $      (990)

Adjustments to reconcile net income to net
  cash provided by operating activities:
         Increase/(decrease) in:
                  Income taxes payable ..........           100                 -0-                      100
                  Shareholder loan ..............            10                  11                      890
                                                    ------------          -----------------    ---------------

Net Cash Used For Operating Activities ..........           -0-                 -0-                      -0-


Net Increase (Decrease)  in Cash ................           -0-                 -0-                      -0-

Beginning Cash Balance ..........................           -0-                 -0-

Ending Cash Balance .............................   $       -0-            $    -0-             $        -0-
                                                    ============           ================   ================

Supplemental Disclosure of Cash Flow Information:

Cash paid for the period for interest ...........   $       -0-            $    -0-             $       -0-
Cash paid for the period for income taxes .......           -0-                 -0-                     -0-





                 See accompanying notes to financial statements

                             PIEZO INSTRUMENTS, INC.
                          Notes to Financial Statements
                                December 31, 1998



NOTE A            Summary of Significant Accounting Policies

         Company Background

         The Company originally incorporated under the laws of the State of Utah on April 10, 1984 using the name Core-Tech, Inc., to engage in various activities in the natural resources industry. On October 15, 1985 the Company entered into an agreement and plan of reorganization whereby Core-Tech, Inc. would acquire 100% of all outstanding shares of Piezo Instruments, Inc., a Utah Corporation. Core-Tech, Inc. issued 14,800,000 shares of $.001 par value stock to the shareholders of Piezo Instruments, Inc. The acquisition of Piezo Instruments, Inc. by Core-Tech, Inc. was considered a "pooling of interests." At the annual meeting held on November 12, 1985, the stockholders of Core-Tech, Inc. voted to change the name of the Company to Piezo Instruments, Inc. and expanded the purpose of the Company to include the design, development, and marketing of electrical and other devises. The Company was not successful in beginning its planned principal operations through 1987 and essentially ceased all attempts. In 1990, the Company was reinstated but remained dormant.

         Piezo Instruments,  Inc., still a development stage company, has yet to
         commence  its  planned   principal   operations  and  has  been  in  an
         essentially dormant status for the last eleven years.


         Income Taxes

         In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which is effective for fiscal years beginning after December 15, 1992. SFAS No. 109 requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company adopted SFAS No. 109 for financial reporting purposes in 1993. See Note C below.

         Net Loss Per Common Share

         Net loss per common share is based on the weighted average number of shares outstanding.

         Use of Estimates in Preparation of Financial Statements

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B            Cash

          Cash is comprised of cash on hand or on deposit in banks. The Company has no cash as of December 31, 1998

                             PIEZO INSTRUMENTS, INC.
                          Notes to Financial Statements
                                December 31, 1998

NOTE C            Change in Accounting Principle -- Accounting for Income Taxes
                  -------------------------------------------------------------

         During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of this change in accounting for income taxes as of January 1, 1993 is $0, due to operating losses carried forward from prior years and unlikely nature of future earnings. For the years ended December 31, 1998 and 1997, the Company had no significant income tax expenses due to no operations during those periods. Any deferred tax benefit arising from the operating losses carried forward, the benefits of which will expire in various amounts through 2014, would be offset entirely by a valuation allowance since it is not likely that the Company will be sufficiently profitable in the future to take advantage of the losses. The Company has no timing differences.

         The amount shown on the balance sheet for income taxes payable represents the annual minimum amount due to the State of Utah.


NOTE D            Liquidity

         The Company has accumulated losses since reinstatement totaling $990, no assets and no operations at December 31, 1998. Financing for the Company's limited activities to date has been primarily provided by borrowing from a stockholder. The Company's ability to achieve a level of profitable operations and/or additional financing impacts the Company's ability to continue as it is presently organized. Management is currently seeking a well-capitalized merger candidate in order to commence its operations. Should management be unsuccessful in its merger activities, it will have a material adverse effect on the Company.


NOTE E            Stockholder Loan

         A stockholder has paid tax and filing expenses on behalf of the Company in the amount of $110 during the year ended December 31, 1998 and $110 during the year ended December 31, 1997. The Company has recorded a liability for these expenses to the stockholder. The unsecured loan bears no interest and is due on demand.


                             PIEZO INSTRUMENTS, INC.
                                  BALANCE SHEET
                                 MARCH 31, 1999

                                                              3/31/99
                                                           --------------
                                                            [Unaudited]
                                 ASSETS

      Total Current Assets                               $             0

                                                           --------------
          Total Assets                                   $             0
                                                           ==============

                          LIABILITIES & EQUITY

Current Liabilities:
      Loans from stockholders                            $        18,818
                                                           --------------
          Total Liabilities                                       18,818

Stockholders' Deficit:
      Capital Stock--50,000,000 shares authorized
          having a par value of $.001 per share; 17,500,000
          shares issued and outstanding                           17,500
      Additional Paid-in Capital                                 109,200
      Accumulated Deficit                                       (145,518)
                                                           --------------
          Total Stockholders' Deficit                            (18,818)

                                                           --------------
          Total Liabilities and Stockholders' Deficit                  0
                                                           ==============


NOTE TO FINANCIAL STATEMENTS:

Interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the periods. These financial statements conform with the requirements for interim financial statements and consequently do not include all the disclosures normally required by generally accepted accounting principles.

Capital Stock:

     In March of 1999, the Company canceled 1,000,000 shares of common stock that had been issued as part of an exchange of securities with another corporation in 1986. The original transaction was voided when original planned operations never materialized and the shares were returned to the Company.


                             PIEZO INSTRUMENTS, INC.
                            STATEMENTS OF OPERATIONS
             For the Three Month Periods Ended March 31, 1999 and 1998

                                                 Three Months     Three Months
                                                     Ended            Ended
                                                    3/31/99          3/31/98
                                                  [Unaudited]      [Unaudited]

REVENUE

     Revenue from Operations                  $              0 $              0

         Total Revenue                                       0                0

General and Administrative Expenses                     17,828               10
                                                ===============  ===============
Net Income Before Taxes                                (17,828)             (10)
                                                ===============  ===============

Income/Franchise Taxes                                     100              100

Net Loss                                               (17,928)            (110)

Loss Per Share                                           (0.01)           (0.01)
                                                ===============  ===============
Weighted Average Shares Outstanding                  18,250,000       18,500,000
                                                ===============  ===============



                             PIEZO INSTRUMENTS, INC.
                            STATEMENTS OF CASH FLOWS
             For the Three Month Periods Ended March 31, 1999 and 1998

                                                       Three Months      Three Months
                                                           Ended             Ended
                                                          3/31/99           3/31/98
                                                        [Unaudited]       [Unaudited]

Cash Flows Used For Operating Activities

  Net Loss                                           $       (17,928)  $          (110)

  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Issued stock to directors
    Increase/(Decrease) in loans from shareholder             17,928               110

                                                       ==============    ==============
      Net Cash Used For Operating Activities                       0                 0
                                                       ==============    ==============

Cash Flows Provided by Financing Activities                        0                 0

      Net Increase In Cash                                         0                 0

      Beginning Cash Balance                                       0                 0

      Ending Cash Balance                            $             0   $             0

                                  ARTICLES OF INCORPORATION

                                              OF

                                        CORE-TECH INC.

        We, the undersigned named natural persons of the age of twenty-one years or more, acting as incorporators of corporation under the Utah Business Corporation Act, adopt the following articles of incorporation for such corporation:
                                          ARTICLE I

                                             NAME

                        The name of the corporation is CORE-TECH INC.

                                          ARTICLE II

                                      PERIOD OF DURATION  The period of duration

                   of the corporation is perpetual.

                                         ARTICLE III

                                     PURPOSES AND POWERS

        The corporation shall have unlimited power to engage in and to do any lawful act concerning any or all lawful business for which corporation may be organized under the Utah Business Corporation Act, including but not limited to, the following:

        (a) The acquisition exploration, development, and marketing of oil and gas resources, mineral resources, and other natural resources, together with research, development and marketing of high technology equipment and materials related to the natural resources industry as well as any other industry or field.

        (b) to engage in any lawful act or activity for which corporations may be organized under the Utah Business Corporation Act.

        (C) to have and to exercise all rights and powers from time to time granted to a corporation by law including, without limitation, the power to enter into any partnership, joint venture, or other arrangement where the management of the business of the corporation is delegated in whole or in part.

        (d) to own real and personal property, necessary or appropriate to the general business purposes of this corporation, and may invest in real estate, mortgages, stocks, bonds, and any other types of investment.

      Each of the above clauses shall be construed as a separate statement conferring independent purposes and powers upon the corporation, but each of the clauses of this Article III shall not in any way be limited by reference to or in reference from one another.

                                          ARTICLE IV

                                        CAPITAL STOCK

        The aggregate number of shares which the corporation shall have authority to issue is Fifty Million (50,000,000) shares of $0.001 (one mill) per value common voting stock.

                                          ARTICLE V

                            STOCK CLASSES AND PREFERENCES

The corporation shall have only one class of common voting stock and no preferred stock shall be authorized.

                                          ARTICLE VI

                                   COMMENCEMENT OF BUSINESS

        The corporation shall not commence business until consideration of the value of at least ONE THOUSAND DOLLARS ($1,000.00) has been received for the issuance of shares.

                                         ARTICLE VII

                                      PRE-EMPTIVE RIGHTS

        The shareholders of the corporation shall not have preemptive rights to purchase stock subsequently issued by the corporation.

                                         ARTICLE VIII

                                       VOTING OF SHARES

      Each outstanding share of the common stock of the corporation shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders, each shareholder be entitled to vote his shares in person or by proxy executed in writing by such shareholder or by his duly authorized attorney in fact. At each election for directors, every shareholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him for as many persons as there are directors to be elected. Shareholders shall have no right whatsoever to accumulate their votes with regard to such election.

                                          ARTICLE IX

                                    TRANSFER RESTRICTIONS

        Shares of stock in this corporation shall not be transferred or sold until the sale or transfer shall have been reported to the Board of Directors and unanimously approved by them.

                                          ARTICLE X

                             INITIAL REGISTERED OFFICE AND AGENT

        The address of the initial registered office of the corporation is 3276 Alta Hills Drive, Sandy, Utah 84092 and the name of its initial registered agent at such address is Paul Burton.

                                          ARTICLE XI

                                  INITIAL BOARD OF DIRECTORS

        The number of directors constituting the initial Board of Directors of the corporation is three (3), and the names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and shall qualify are:

           NAME                              ADDRESS

Paul Burton                              3276 Alta Hills Dr.
                                         Sandy, Utah 84092

John Slater                              11527 High Mountain Dr.
                                         Sandy, Utah 84092

Robert C. Adams                          953 Hyland Lake Dr.
                                         Salt Lake City, Utah 84121

                                         ARTICLE XII

                                        INCORPORATORS

        The names and addresses of the incorporators are:
                                                NAME ADDRESS

                                                Paul Burton
                                                3276 Alta Hills Dr.
                                                Sandy, Utah 84092

                                                John Slater
                                                11527 High mountain Dr.
                                                Sandy, Utah 84092

                                                Robert C. Adams
                                                953 Hyland Lake Dr.
                                                Salt Lake City, Utah 84121

        DATED this 30th day of March, 1984.

March 30, 1984                              By/S/Paul Burton


March 30, 1984                              By/S/John Slater


March 30, 1984                              By/S/Robert C. Adams

STATE OF UTAH
                                             SS.
COUNTY OF
        SUBSCRIBED AND SWORN TO before me this 30th day of March, 1984.

                                By/S/ Notary Public
                                        NOTARY PUBLIC
                                   Residing in: Murray, Utah

My Commission Expires:
7-1-84

                                           BY-LAWS
                                              OF
                                   PIEZO-INSTRUMENTS, INC.


                                     ARTICLE I - OFFICES


        The principal office of the corporation in the State of Utah shall be located at 255 East 400 South, Suite 200, Salt Lake City, Utah 84111. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                  ARTICLE II - STOCKHOLDERS

      1.        ANNUAL MEETING.

The annual meeting of the stockholders shall be held on the 15th day of July in each year, beginning with the year 1986, at the hour 10:00 o'clock A.M., for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.

      2.        SPECIAL MEETINGS.

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the directors, and shall be called by the president at the request of the holders of not less than thirty per cent of all the outstanding shares of the corporation entitled to vote at the meeting.

      3.        PLACE OF MEETING.

The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate

                                    By-Laws 1
any place, either within or without the state unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

      4.        NOTICE OF MEETING.

Written or printed notice stating the place, day and and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten days nor more than thirty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

      5.        CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE.

For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case,, thirty days. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than ten days and, in case of a meeting of stockholders, not less than thirty days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders

                                    By-Laws 2
has been made as provided in this section, such determination shall apply to any adjournment thereof.

6.      VOTING LISTS.

The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least thirty days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of five days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

7. QUORUM.

At any meeting of stockholders fifty-one percent of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, not withstanding the withdrawal of enough stockholders to leave less than a quorum.

8. PROXIES.

At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

9. VOTING.

Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by

                                    By-Laws 3
proxy, for each share of stock entitled to vote held by such stockholders. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of this State.

        10.    ORDER OF BUSINESS.

         The order of business at all meetings of the stockholders, shall be as follows:

               1.     Roll Call.

               2. Proof of notice of meeting or waiver of notice.

               3. Reading of minutes of preceding meeting.

               4.     Reports of Officers.

               5.     Reports of Committees.

               6.     Election of Directors.

               7.     Unfinished Business.

               8.     New Business.

        11.    INFORMAL ACTION BY STOCKHOLDERS.

        Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.







                                          By-Laws 4

                               ARTICLE III - BOARD OF DIRECTORS

      1.        GENERAL POWERS.

         The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

      2.        NUMBER, TENURE AND QUALIFICATIONS.

         The number of directors of the corporation shall be three at this time. *Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

      3.        REGULAR MEETINGS.

         A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

4, SPECIAL MEETINGS.

         Special meetings of the directors may be called by or at the request of the president or any-two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

5. NOTICE.

         Notice of any special meeting shall be given at least ten days previously thereto by written notice delivered personally, or by telegram or railed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

                                    By-Laws 5

  *Intended on being increased to five after merging with a public company.

  6. QUORUM.

         At any meeting of the directors two shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

  7. MANNER OF ACTING.

         The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

        8.     NEWLY CREATED DIRECTORSHIPS AND VACANCIES.

         Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

        9.     REMOVAL OF DIRECTORS.

         Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

10. RESIGNATION.

A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

11. COMPENSATION.

No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

                                   By-Laws 6

12.     PRESUMPTION OF ASSENT.

A director of the corporation who is present at a meeting of the directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

13.     EXECUTIVE AND OTHER COMMITTEES.

The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the board.








                                    By-Laws 7

ARTICLE IV - OFFICERS


1. NUMBER.

The officers of the corporation shall be a president, a vicepresidentp a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

2, ELECTION AND TERM OF OFFICE.

The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. REMOVAL.

        Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.      VACANCIES.

        A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

5.      PRESIDENT.

        The  president  shall  be  the  principal   executive   officer  of  the
corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall

                                    By-Laws 8
perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

6. VICE-PRESIDENT.

         In the absence of the president or in event of his death, inability or refusal to act, the vice-president shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-president shall perform such other duties as from time to time may be assigned to him by the President or by the directors.

      7.        SECRETARY.
         The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

      8.        TREASURER.

         If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

9. SALARIES.

         The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

                                          By-Laws 9

                       ARTICLE V - CONTRACTS LOANS, CHECKS AND DEPOSITS


      1.        CONTRACTS.

         The directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

2. LOANS.

         No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

      3.        CHECKS, DRAFTS, ETC.

         All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

4. DEPOSITS.

         All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.



   ARTICLE VI - CERTIFICATES FOR SHARES AND THEIR TRANSFER


      1.        CERTIFICATES FOR SHARES.

         Certificates representing shares of the corporation shall be in such form as shall be determined by the directors. Such certificates shall be signed by the president and by the secretary or by such other officers authorized by law and by the directors. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the stockholders the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the

                                   By-Laws 10
former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the corporation as the directors may prescribe.

2.      TRANSFERS OF SHARES.

         (a) Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation which shall be kept at its principal office.

         (b) The corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of this state.



                                  ARTICLE VII - FISCAL YEAR

   The fiscal year of the corporation shall begin on the lst day of January in each year.


                          ARTICLE VIII - DIVIDENDS

         The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.



                                      ARTICLE IX - SEAL

         The directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".

                                          By-Laws 11

                                 ARTICLE X - WAIVER OF NOTICE

         Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.



                                   ARTICLE XI - AMENDMENTS

         These by-laws may be altered, amended or repealed and new by-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.








                                          By-Laws 12

                                    ARTICLES OF AMENDMENT
                               THE ARTICLES OF INCORPORATION OF
                                       CORE-TECH, INC.

                   Pursuant to the provisions of Section 16-10-57 of the Utah Business Corporation Act, the undersigned corporation hereby adopts the following
                   Articles of Amendment to its Articles of Incorporation.

                           FIRST:The name of the corporation is Core-Tech, Inc.

                   SECOND:The following amendments to the Articles of Incorporation of Core-Tech, Inc. were duly adopted by the shareholders of the corporation at a meeting held November 12, 1985, in the manner prescribed by the Utah Business
                                   Corporation Act, to-wit:

                                       ARTICLE I - NAME

             The name of this corporation is PIEZO INSTRUMENTS, INC.


                                      ARTICLE III - PURPOSES

           a.        To design, develop and market electrical and other devices.

            b. To acquire by purchase, exchange, gift, bequest, subscription or otherwise, and to hold, own, mortgage, pledge, hypothecate, sell, assign, transfer, exchange or otherwise dispose of or deal in or with its own corporate securities or stock or other securities, including without limitations, any shares of stock, bonds, debentures, notes, mortgages, or other obligations, and any certificates, receipts or other instruments representing rights or interests therein or any property or assets created or issued by any person, firm, association, or corporation, or any government or subdivisions, agencies or instrumentalities thereof; to make payment therefor its own securities or to use its unrestricted and unreserved earned surplus for the purchase of its own shares, and to exercise as owner or holder of any securities, any and all rights, powers and privileges in respect thereof.

            C. To do each and every thing necessary, suitable or proper for the accomplishment of any of the purposes or the attainment of any one or more of the subjects herein enumerated, or which may at any time appear conducive to or expedient for protection or benefit of this corporation, and to do said acts as fully and to the same extent as natural persons might, or could do, in any part of the world as principals, agents, partners, trustees or otherwise, either alone or in conjunction with any other person, association or corporation.

            d. The foregoing clauses shall be construed both as purposes and powers and shall not be held to limit or restrict in any manner the general powers of the corporation, and the enjoyment and exercise thereof, as conferred by the laws of the State of Utah; and it is the intention that the purposes and powers specified in each of the paragraphs of this Article III shall be regarded as independent purposes and powers.

            THIRD:    The number of shares of the corporation outstanding at the time of the adoption of such amendments was 17,500,000, and the number entitled to vote thereon was 17,500,000.

            FOURTH:   The designation and number of outstanding shares of each
class entitled to vote thereon as a class were as follows, to-wit:

            CLASS                    NUMBER OF SHARES
            Common                         17,500,000

            FIFTH: The number of shares voted for such amendments was 15,636,500, with none opposing and none abstaining.

            SIXTH:    These amendments do not provide for any exchange,
reclassification or cancellation of issued shares.

            SEVENTH:     These amendments do not effect a change in the stated
capital of the corporation.

            IN WITNESS WHEREOF, the undersigned Vice President and Assistant Secretary, having been thereunto duly authorized have executed the foregoing Articles of Amendment for the corporation under the penalties of perjury this 12th day of November, 1985.
                                       CORE-TECH, INC.

                                      BY/S/ Swen A. Mortenson

                                      Swen A. Mortenson,
                                      Vice President
Attest:

By/S/ Sheryl Olsen
Sheryl Olsen,
Assistant Secretary